Alliance National Municipal Income Fund, Inc.	Exhibit 77C
811-10573


77C  Matters submitted to a vote of security holders


A Joint Annual Meeting of Stockholders of Alliance National
Municipal Income Fund, Inc. (ANMIF) was held on March 25,
2004. A description of each proposal and number of shares voted at the meeting are as follows:

				Shares Voted For
							Abstained

To elect three Directors of
ANMIF for a term of three years
and until his successor is duly
elected and qualifies.



Clifford L. Michel 		17,348,281		281,815

Donald J. Robinson		17,340,087		290,009

John H. Dobkin			17,347,324 		282,772